Exhibit 99.1

PRESS RELEASE

For Immediate Release

AVIANCA ANNOUNCES OFFER TO EXCHANGE

SECURED NOTES FOR UNSECURED NOTES

August 14, 2019 – Avianca Holdings S.A. (the “Company” or “Avianca”) today announced, in connection with its previously announced re-profiling plan for its capital structure, the commencement of an offer, outside of Colombia, (the “Exchange Offer”) to exchange any and all $550 million of its existing 8.375% Senior Notes due 2020 (the “Existing Notes”) for up to $550 million of new 8.375% Senior Secured Notes due 2020 (the “Exchange Notes”). Concurrently with the Exchange Offer, the Company is soliciting consents (the “Consent Solicitation”) to certain proposed amendments and waivers with respect to restrictive covenants, events of default and other provisions in the indenture governing the Existing Notes. The Exchange Offer and Consent Solicitation are being made pursuant to the terms and subject to the conditions as set forth in an Offering Memorandum and Consent Solicitation Statement dated August 14, 2019 (the “Offering Memorandum”).

Eligible Holders of Existing Notes who validly tender (and do not validly withdraw) Existing Notes prior to 11:59 p.m. New York City time, on August 27, 2019 (the “Early Participation Deadline”), will be eligible to receive, for each $1,000 principal amount of Existing Notes tendered, $1,000 principal amount of Exchange Notes, which includes the “Early Participation Premium” of $50 in principal amount of Exchange Notes per $1,000 principal amount of Existing Notes. Eligible Holders who validly tender (and do not validly withdraw) Existing Notes after the Early Participation Deadline will not be eligible to receive the Early Participation Premium. The Exchange Offer and Consent Solicitation will expire at 11:59 p.m. New York City time, on September 11, 2019, unless extended or earlier terminated (the “Expiration Deadline”).

The Exchange Notes will be secured by a pledge, mortgage or assignment of (1) the AVIANCA brand and certain other intellectual property, (2) certain unencumbered aircraft which are currently owned by certain subsidiaries of Avianca and (3) the residual interest in substantially all aircraft which are owned and financed now or in the future by Avianca and its subsidiaries, except for aircraft currently expected to be sold and aircraft subject to third party leases (collectively, the “Collateral”). The aggregate value of the aircraft in the Collateral (calculated according to multiple desktop valuations using the half-life method), net of the aggregate amount of outstanding indebtedness under financing arrangements with respect to such aircraft, is approximately $1.0 billion.

The Exchange Notes will be issued by the Company and will be guaranteed by all of the guarantors and the co-issuers of the Existing Notes and will additionally be guaranteed by various subsidiaries which do not guarantee the Existing Notes.

The Exchange Notes will have the same maturity and other terms as the Existing Notes, except that (1) the Exchange Notes will be secured, (2) the Exchange Notes will have additional guarantors, (3) a cross-acceleration provision will be substituted for the cross-default provision, (4) United Airlines, Inc. (“United”) and Kingsland Holdings Limited (“Kingsland”) will be designated as the permitted holders under the change of control provisions and (5) the Exchange Notes will be subject to the Mandatory Exchange (as described below).

The Exchange Notes will automatically be exchanged (the “Mandatory Exchange”) for an equivalent principal amount of 9.00% Senior Secured Notes due 2023 (the “New Notes” and, collectively with the Exchange Notes, the “Secured Notes”) on December 31, 2019 upon the certification by Avianca to the trustee of the closing of an investment of not less than $250 million of new equity or convertible debt in the Company from United, Kingsland and one or more financial institutions, of which at least $200 million will be made by United and Kingsland (the “Stakeholder Investment”) and the receipt of such funds prior to December 31, 2019. The New Notes will have terms that are identical to the terms of the Exchange Notes, except that (1) the coupon on the New Notes will be 9.00% per annum, (2) the maturity date of the New Notes will be May 10, 2023, (3) the New Notes will be redeemable as further described in the Offering Memorandum and (4) the collateral for the New Notes will be subject to release upon the New Notes achieving certain ratings.

The Exchange Offer and Consent Solicitation will be conditioned on there being validly tendered and not withdrawn at least 50.1% of the aggregate principal amount of the Existing Notes. However, United and Kingsland have informed the Company that participation of 50.1% in the Exchange Offer will not be sufficient for them to consummate the Stakeholder Investment.

The Exchange Offer and Consent Solicitation will also be conditioned on (a) the creation and perfection of a first-priority security interest in the Collateral, which is in turn conditioned on the receipt of certain third-party consents, and (b) the satisfaction or waiver of certain other customary conditions. The Company reserves the right to terminate, modify or withdraw the Exchange Offer and Consent Solicitation at any time and for any reason.

Any accrued and unpaid interest up to, but not including, the Settlement Date, which will be on or about the third business day following the Expiration Deadline (such date, the “Settlement Date”) on any Existing Notes properly tendered (and not validly withdrawn) and accepted by the Company will be paid in cash.

The Exchange Offer is being made, and the Secured Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act (collectively, “Eligible Holders”).

Documents relating to the Exchange Offer will only be distributed to Eligible Holders who properly complete and return a letter of eligibility confirming that they are within the category of Eligible Holders for this Exchange Offer. Eligible Holders who desire a copy of the letter of eligibility should contact D.F. King & Co., Inc., the information agent for the Exchange Offer, at telephone: (866) 796-1291 (U.S. toll-free) or (212) 269-5550 (collect), email: avianca@dfking.com or access the letter of eligibility at www.dfking.com/avianca.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Exchange Notes or the New Notes, nor shall there be any sale of the Exchange Notes or the New Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Exchange Notes and the New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws. The offer to exchange the Existing Notes for Exchange Notes will be made solely pursuant to the Offering Memorandum.

None of the Company, its financial advisors and other agents, the trustee with respect to the Existing Notes or the trustee with respect to the Exchange Notes or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for Exchange Notes in the Exchange Offer or consent to any of the proposed indenture amendments in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rules 135c and 135e under the Securities Act.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.